[ORCKIT LOGO]


                                                            December 2, 2002

To:  Orckit Communications Ltd. Noteholders

Re:      5.75% Convertible Subordinated Notes due April 1, 2005
         $5,000,000 Cash Tender Offer


Dear Noteholder,

         We have announced an offer to purchase for cash up to $5,000,000 of our outstanding 5.75% Convertible Subordinated Notes due April 1, 2005, plus accrued and unpaid interest, as described in the enclosed tender offer materials. Our goal is to bring to the telecommunication market superior telecom equipment targeting high bandwidth networks, helping us and telecom carriers to meet the challenges of the economic slowdown and deregulation in the telecommunication industry. In particular, this tender offer will allow us to reduce our debt costs and accomplish certain other financial objectives.

         You and our noteholders are invited to offer outstanding notes for purchase by us. At the conclusion of the tender offer, we will decide which offers to accept as described in the enclosed tender offer materials and will designate the purchase price to be paid for the notes tendered.

         If you choose to tender any or all of your outstanding notes, you have two options for selecting your purchase price. You may either tender you notes as either a Maximum Price Tender or a Competitive Tender. Regardless of which option you choose, if your tender is accepted you will get the same purchase price as everyone else with the same notes whose tenders are accepted.

         The tender process is fairly easy. If you participate, you'll need to choose one of these methods:

         Maximum Price Tender: You tender your notes but do not name the price you want to be paid. If your tender is accepted, you will be paid the purchase price which is the maximum price to be paid for the notes.

         Competitive Tender: You tender your bonds and you name the price you want to be paid. If your tender is at or below the purchase price we announce and your tender is accepted, you will be paid the purchase price for your notes according to the priorities listed in the enclosed tender offer materials. If your tender exceeds the purchase price we announce, your tender will not be accepted.

         In light of the intended benefits to investors, we hope that you will give our invitation your most serious consideration.

         The deadline for tendering your notes is December 31, 2002.

         A brief letter cannot do justice to all the matters involved with the offer, so please read the enclosed following tender offer materials and consult your financial advisors before taking action.

         In deciding which type of tender to make, please also check with your broker or banker to get their input, including data on current market prices and recent note purchases we made. If you have any other questions, you may call the Information Agent, Ruth Campbell of Bondholder Communications, in New York, at 1-212-809-2663 or, in Israel, contact Sandy Houri of Goldhar Securities Ltd. At 972-3-6254665.

                                                              Sincerely,

                                                              Izhak Tamir
                                                              President